

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2018

David R. Koos
Chief Executive Officer
Zander Therapeutics, Inc.
4700 Spring Street, Suite 304
La Mesa, California 91942

> **Re: Zander Therapeutics, Inc**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 13, 2018**
> **File No. 333-220790**

Dear Mr. Koos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2018 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed April 13, 2018

Cover Page

1.	We note your revised disclosure in response to our prior comment one that shareholders of ENTB will receive 1 common share of Zander Therapeutics, Inc. for each 17 common and/or preferred shares of ENTB held as of the record date. However, on page 18, you state that this ratio assumes ENTB issues no additional common or preferred shares after April 12, 2018, which cannot be assured. Please further revise your disclosure on the cover page and in the prospectus summary to qualify your statement with this assumption.

Risk Factors
Concentrated control risks; shareholders could be unable to control..., page 15

2.   We note your revised disclosure on page 15 that management of the Company and ENTB collectively will own 1,305,503 common shares of the Company and that your chief executive officer, David Koos, will own 1,382,574 common shares of the Company after the distribution. Based on your disclosure on page 17, it also appears that David Koos may own 1,382,472 common shares of the Company after the distribution, with such amount including the shares to be distributed to Matrix Scientific Group, Inc. and Regen Biopharma, Inc. Please revise your disclosure to reconcile the share ownership of David Koos as well as the management of the Company and ENTB collectively.

Exhibit Index, page 114

3.   Please amend your filing to include exhibit 23 containing an updated consent of your independent registered public accounting firm. Refer to Item 601(b)(23)(i) of Regulation S-K.

You may contact Jacob Luxenburg at 202-551-2339 or Kevin W. Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joseph Vaini